EXHIBIT 99.1

ASM International N.V. announces proposed appointments to

Supervisory Board and Management Board and results

of the continued review of the merits of the

Company’s strategy and business model

BILTHOVEN, The Netherlands – October 5, 2006 — ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM). At the annual general meeting held on 18 May 2006 (the “AGM”) the Supervisory Board agreed to consider the appointment of an additional member to the Supervisory Board with industry specific knowledge. The Supervisory Board is pleased to announce the proposed appointment of Mr. Heinrich W. Kreutzer to the Supervisory Board effective on the date of the extraordinary general meeting to be held on 27 November 2006 (the “EGM”).

Mr. Kreutzer was previously member of the board of Alcatel Germany as Chief Operating Officer and Chief Technology Officer. Alcatel is a supplier of telecommunications solutions. Mr. Kreutzer was previously also one of the managing directors of Kabel Deutschland GmbH, Europe´s largest cable network operator. He is currently Chairman of the Supervisory Board of Micronas Semiconductor GmbH in Germany and member of the Supervisory Board of Micronas Semiconductor in Switzerland. Micronas is a semiconductor manufacturer. The Supervisory Board intends to appoint Mr. Kreutzer to the Audit Committee upon his election to the Board.

Furthermore, the Supervisory Board has appointed Mr. Gilbert Declerck as its advisor, in particular for the areas of technology and industry developments. Mr. Declerck is the Managing Director of IMEC in Belgium, one of the leading institutions in the world on semiconductor research.

The Supervisory Board has also decided to propose the appointment of Mr. Lee Wai Kwong to the Management Board effective January 1, 2007. Mr. Lee will succeed Mr. Patrick Lam who will retire from the Management Board effective December 31, 2006. Mr. Lee will be the successor to Mr. Lam as CEO and Group Managing Director of ASM Pacific Technology Ltd. (ASM PT). In that capacity, he will be responsible for the so called “Back-end” activities of the Company. Mr. Lee has been employed by ASM PT for over 25 years. Since 1990, he is General Manager Southern Region of ASM PT. Before that he worked in product development. Mr. Lee has degrees in electronic engineering (Bachelor and Master of Science from the University of Hong Kong) and in Business Administration (Master degree from the National University of Singapore).

Following up on undertakings announced at the AGM, the Supervisory Board and Management Board have re-considered the current strategy of the Company. The Supervisory Board together with the Management Board has engaged Lehman Brothers to assist the Company on the assessment of the implications of this strategy, and whether changes in the current business model may be required at this stage with a view to shareholder value creation. In line with advice obtained from and discussions held with Lehman Brothers the

Supervisory Board and the Management Board have concluded that presently any material change in the Company’s business model could be seriously detrimental to achieving the Company’s aims of restoring the profitability of its Front-end operations. Consequently the Supervisory Board and the Management Board have decided that the further commissioning of an external review of the existing business model of the Company is not in the interest of the Company or of its shareholders, at this time, and to concentrate on the implementation of the profitability restoration program of the Front-end business, which is currently under way and progressing in accordance with expectations. Commissioning of a detailed review of the current business model will be reconsidered at a future date, when consistent Front-end profitability has been achieved. Further explanations by the Supervisory Board and the Management Board will be given at the EGM.

In conformity with undertakings given at the AGM the EGM is also convened to consider and decide upon proposed changes to the articles of association of the Company including, inter alia, proposed changes to the appointment procedure for members to the Management Board and the Supervisory Board.

About ASM International

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics, and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Naud van der Ven

Chief Financial Officer

+31 30 2298 540

naud.van.der.ven@asm.com

Mary Jo Dieckhaus	Erik Kamerbeek
Investor Relations	Investor Relations
+1 212-986-2900	+31 30 2298 500
MaryJo.Dieckhaus@asm.com	erik.kamerbeek@asm.com